Exhibit 99.1

First release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

Biofrontera AG

28.02.2020
Dissemination of a Voting Rights

- Convenience Translation -

Heidelberger Beteiligungsholding AG, Heidelberg (notifying party) has informed Biofrontera AG (issuer) on 26 February 2020 pursuant to section 43 (1) sentence 1 WpHG with reference to the last notification of 28 January 2020 about the following:

We refer to the voluntary group notification according to sections 33, 34 WpHG by Mr. Wilhelm K. T. Zours, published on 3 February 2020. As a result of the signing of a voting trust agreement (the ‘pool agreement’) on 28 January 2020 by DELPHI Unternehmensberatung Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG, Deutsche Balaton Aktiengesellschaft, ABC Beteiligungen AG, Prisma Equity AG and Heidelberger Beteiligungsholding AG (the ‘pool members’), the voting rights in Biofrontera AG directly held by each pool member are allocated to the other pool members and their parent companies in accordance with section 34 (2) WpHG. Further information on the pool agreement is available in the above-mentioned voting rights notification from Mr. Wilhelm K. T. Zours.

In accordance with section 43 (1) sentence 1 WpHG, we hereby inform you for the first time on behalf of Heidelberger Beteiligungsholding AG of the objectives pursued with the acquisition of the voting rights and the origin of the funds used for the acquisition:

1. Heidelberger Beteiligungsholding AG intends to combine its interests with the interests of the other pool members in order to secure the joint influence on Biofrontera AG. This is to be achieved in particular through the joint exercise of voting rights by the pool members in all resolutions to be adopted and elections to be held in the general meeting of Biofrontera AG. Through this, the economic development and the increase of the share value of the Company should be continuously enhanced through a corresponding voting right block at the general meeting of the Company.

2. Heidelberger Beteiligungsholding AG intends to acquire further voting rights in Biofrontera AG within the next twelve months through acquisition or otherwise. Heidelberger Beteiligungsholding AG published its intention to make a takeover offer in a press release dated 28 January 2020. The goal of the takeover bid is to acquire control of Biofrontera AG. As consideration for the shares of Biofrontera AG (hereinafter ‘Biofrontera Shares’) submitted in the takeover offer, Heidelberger Beteiligungsholding AG is offering for exchange newly issued shares of Heidelberger Beteiligungsholding AG (the ‘New Heidelberg Shares’). A total of 17 Biofrontera shares submitted in the takeover offer entitle the holder to subscribe for one New Heidelberg Share. In addition, Heidelberger Beteiligungsholding reserves the right, to the extent permitted by law, to acquire directly or indirectly further shares of Biofrontera AG outside of the takeover offer, either on or off the stock exchange.

3. Heidelberger Beteiligungsholding AG intends to bring about changes in the supervisory board of the target company. At future shareholders’ meetings of the target company, the bidder will aim to achieve that the supervisory board of the target company is formed of independent persons.

4. Heidelberger Beteiligungsholding AG does not intend to bring about any material changes in the capital structure of the target company. In particular, no changes are intended with respect to the ratio of equity and debt financing and the dividend policy.

5. The acquisition of the voting rights by Heidelberger Beteiligungsholding AG was effected in the scope of the voting rights allocation pursuant to section 34 (2) WpHG after the pool members had signed the pool contract. Therefore, no funds were used by Heidelberger Beteiligungsholding AG for the acquisition of the voting rights.

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com